To: Securities and Exchange Commission

Division of Corporation Finance Office of Energy & Transportation

From: Andrei Stoukan (United Express Inc.)

Response letter

Dear SEC representatives:

We have provided amendment to Form 10-Q for the Quarter Ended December 31, 2023 File No. 333-227194 and our responses below to your letter dated March 21, 2024.

Question 1 .

Amendment No. 1 to Form 10-Q for the Quarter Ended December 31, 2023

Note 5 - Investment in Subsidiary - Fighting Leagues, page 10

We note you added footnote disclosure to address the acquisition of Jebour Two Ltd and its wholly owned subsidiary, Fighting Leagues LV Inc. Please provide the following:

•	Clarify whether the acquisition was accounted for as a business combination or asset acquisition and provide us with a robust analysis, citing authoritative literature that supports your determination. Your analysis should explain whether Jebour Two is considered a business pursuant to ASC 805-10-55-3A through 55-9 and should specifically address ASC paragraphs 805-10-55-5 and 5A as it relates to the screen test given your representation that the license issued by the Nevada State Athletic Commission as the "key material asset of the acquisition."

Response

Applicable ASC frameworks	ASC application for Jebour Two and its wholly owned company Fighting League collectively regarded as “FL”

805-10-55-3A

A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants

1. FL is an active premier fighting sports promotion company which specializes in organizing combat sports events and selling media rights

2. FL carries a licence issued by the Nevada State Athletic Commission to allow the company in the state of Nevada to produce live Kickboxing, Boxing, and mixed martial arts (“MMA”) shows, notably in Las Vegas.

FL should be considered as a business as it is made up of an integrated set of activities and assets (Nevada license, live show operating system, assets, TV and sound system) that will be managed to generate profit and maximise investment return for shareholders.

805-10-55-4

A business consists of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to contribute to the creation of, outputs when one or more processes are applied to it.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to contribute to the creation of outputs.

c. Output. The result of inputs and processes applied to those inputs that provide goods or services to customers, investment income (such as dividends or interest), or other revenues.

FL as a whole consists of the following inputs, processes and outputs:

a. Input - The Nevada license that allows the company to produce live Kickboxing, Boxing, and MMA shows, notably in Las Vegas in the state of Nevada, assets, TV set and sound system equipment.

b. Process - To carry out the live shows, there are sets of rules, protocols and procedures which need to be adhere to for eg. safety protocols, prevention of sound nuisance, standard requirement for setting up live shows, advertising and marketing efforts to promote the shows etc

c. Output - Ticket sales, production revenue and resulting profit generated from the shows after deducting all the required expenses.

805-10-55-5

An integrated set of activities and assets (defined in 805-10-55-3A) requires two essential elements—inputs and processes applied to those inputs. A business need not include all the inputs or processes that the seller used in operating that business.

805-10-55-5A

If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. However, the gross assets acquired should include any consideration transferred (plus the fair value of any noncontrolling interest and previously held interest, if any) in excess of the fair value of net identifiable assets acquired.

FL as a results of it being a specialist in organising combat sports events and selling of rights as well as a license allowing it to produce live combat shows event in Las Vegas.

The fair value of gross assets acquired was based on a group of similar assets which is largely made up of the Nevada license, TV equipment and sound system, technical knowledge know-how on operating a live combat shows, which each of these components are inseparable and critical to ensure that the live shows can be carried out smoothly.

805-10-55-6

It states that in a business combination, an acquirer should measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values.

As mentioned in note 5 of the amended 10Q, the purchase price was determined based on the directors best estimation of the current and future value the Nevada license and assets that is contained in FL.
805-10-55-7 It requires the acquirer to recognize any noncontrolling interest in the acquiree as of the acquisition date, even if the acquirer obtains control of the acquiree in stages.	Not applicable since no non-controlling interest involved

805-10-55-8

It specifies that the fair value of consideration transferred in a business combination should be measured at the acquisition date, including any contingent consideration that is probable and can be reasonably estimated.

Same as explanation highlighted for 805-10-55-6

805-10-55-9

It mandates that any transaction costs incurred in a business combination should be expensed as incurred and should not be included in the consideration transferred in the business combination.

The transaction cost incurred for the business combination has already been expensed in the profit and loss statement.

•	Revise your disclosure as necessary, to provide the determination of the purchase price and consideration transferred, provide quantification of the individual assets acquired and liabilities assumed as well as information on how they were valued, and explain how you have allocated the purchase price to the identified assets and liabilities in accordance with ASC 805-10-50.

We have amended the 10Q to provide further information on the acquisition.

Sincerely,

Andrei Stoukan United Express Inc.

March 28, 2024